                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                   ALICO, INC.
                  --------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                    016230104
                  --------------------------------------------
                                 (CUSIP Number)

                   DONNA H. RESPRESS, 700 SOUTH SCENIC HIGHWAY
                    FROSTPROOF, FLORIDA 33843 (863) 635-2251
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 25, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-(e), 240.13d-1f or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 6 pages)

CUSIP NO. 01630104
--------------------------------------------------------------------------------
(1)      Name of Individual Reporting Person and Social
         Security No.
         BEN HILL GRIFFIN III
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group    (a)
         (See Instructions)                                  -------------------
                                                             (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         UNITED STATES
--------------------------------------------------------------------------------
Number of Shares               (7)      Sole Voting Power                22,064
Beneficially Owned by          -------------------------------------------------
Each Reporting Person          (8)      Shared Voting Power           3,577,126
With                           -------------------------------------------------
                               (9)      Sole Dispositive                 22,064
                                        Power
                               -------------------------------------------------
                               (10)     Shared Dispositive            3,577,126
                                        Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each                  3,599,190
         Reporting Person
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                         [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount of Row                   51.09%
         (11)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                         IN
--------------------------------------------------------------------------------









                               (Page 2 of 6 pages)

CUSIP NO. 01630104

--------------------------------------------------------------------------------
(1)      Name of Entity Reporting Person and I. R. S.
         Identification No.
         BEN HILL GRIFFIN, INC.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group    (a)
         (See Instructions)                                  -------------------
                                                             (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         FLORIDA
--------------------------------------------------------------------------------
Number of Shares               (7)      Sole Voting Power
Beneficially Owned by          -------------------------------------------------
Each Reporting Person          (8)      Shared Voting Power           3,493,777
With                           -------------------------------------------------
                               (9)      Sole Dispositive
                                        Power
                               -------------------------------------------------
                               (10)     Shared Dispositive            3,493,777
                                        Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each                  3,493,777
         Reporting Person
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                         [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount of Row                   49.59%
         (11)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                         CO
--------------------------------------------------------------------------------









                               (Page 3 of 6 pages)

CUSIP NO. 01630104
--------------------------------------------------------------------------------
(1)      Name of Entity Reporting Person and I. R. S.
         Identification No.
         BEN HILL GRIFFIN INVESTMENTS, INC.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group    (a)
         (See Instructions)                                  -------------------
                                                             (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         NEVADA
--------------------------------------------------------------------------------
Number of Shares               (7)      Sole Voting Power             3,493,777
Beneficially Owned by          -------------------------------------------------
Each Reporting Person          (8)      Shared Voting Power           3,493,777
With                           -------------------------------------------------
                               (9)      Sole Dispositive
                                        Power
                               -------------------------------------------------
                               (10)     Shared Dispositive
                                        Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each                  3,493,777
         Reporting Person
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                         [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount of Row                   49.59%
         (11)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                         CO
--------------------------------------------------------------------------------








                               (Page 4 of 6 pages)

CUSIP NO. 01630104

                                  INTRODUCTION

         This statement on Schedule 13D (the "STATEMENT") constitutes Amendment No. 5 to the filing of an original Schedule 13D undertaken by each of Ben Hill Griffin III ("BHG III"), Ben Hill Griffin, Inc. ("BHGI") and Ben Hill Griffin Investments, Inc. ("BHG INVESTMENTS") (collectively the "REPORTING PERSONS"), as of November 12, 1997, in connection with a transfer by BHGI, a corporation indirectly controlled by BHG III, to BHG Investments, a corporation wholly owned by BHGI, of 3,493,777 shares of the common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation ("ALICO"), completed on November 5, 1997 (the "ALICO SHARES"). Amendment No. 1 was filed on October 1, 2001 for the principal purpose of reporting upon the status of a civil suit (THE FOUR SISTERS PROTECTORATE, ET AL V. BEN HILL GRIFFIN, III, TRUSTEE, Polk County, Florida Circuit Court, Case No. GC-G-0054, Section 81) (the "SUIT") that had been filed in January 2000 against BHG III by the families of his four sisters, most of the members of which are beneficiaries of a trust, entitled the Ben Hill Griffin, Jr. Revocable Intervivos Trust #1 (the "TRUST"). The Suit had sought the imposition of judicial sanctions, including BHG III's removal as trustee of the Trust, and asserted as grounds for such demands allegations of over-compensation and receipt of an illegal bonus. As reported in such Amendment, trial of the Suit was commenced in late March 2001, but was suspended shortly thereafter so that the parties might engage, at the court's direction, in further mediation. That effort resulted in the execution of a Settlement Agreement, dated as of March 29, 2001 (the "SETTLEMENT AGREEMENT"). The Amendment further disclosed the terms of the Settlement Agreement; that, as of May 14, 2001, Harriett G. Harris (BHG III's sister), George W. Harris, Jr., her spouse, and their lineal descendants (collectively the HARRIS FAMILY") had filed a motion with the Court seeking to have the same declared invalid and unenforceable which, in turn, led BHG III, as trustee, to move for its enforcement; and that such motion was to be considered by the court in a bench trial setting commencing on October 3, 2001.

         Amendment No. 2 was filed on October 8, 2001 to report that as of October 5, the court had tentatively ruled in favor of the Settlement Agreement's validity and enforceability as to all parties, including the Harris Family, and had indicated that a final written order would be issued at a later date.

         Amendment No. 3 was filed on November 9, 2001 to report that the court had, on November 2, 2001, issued its written Judgment Enforcing Settlement Agreement Obtained at Court-Ordered Mediation, which affirmed its oral bench ruling and ordered the Harris Family to specifically perform the terms of the Settlement Agreement by acting in good faith and in a timely and reasonable manner to execute and deliver all documents reasonable necessary to implement and close the transactions contemplated thereby.

         Amendment No. 4 was filed on January 2, 2002 to report that an addendum to the Settlement Agreement and a separate Alico Separation Agreement had been entered into and executed by each of B.H.G., Inc., a Florida corporation controlled by BHG III and comprising the first tier parent of BHGI and the second tier parent of BHG Investments; BHGI; BHG Investments; BHG III, individually and as trustee of the Trust; and the Four Sisters Protectorate, and to describe the relevant terms of each.

         The Reporting Persons are filing this Amendment No. 5 together as a group pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


ITEM 1.           SECURITY AND ISSUER

                  Previous disclosure unchanged

ITEM 2.           IDENTITY AND BACKGROUND.

                  Previous disclosure unchanged

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Previous disclosure unchanged

ITEM 4.           PURPOSE OF TRANSACTION.

                  Previous disclosure unchanged

                                  (Page 5 of 6)

CUSIP NO. 01630104

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Previous disclosure unchanged, except to correct Item 5 of Amendment No. 1, 2, 3 and 4 to reflect that Ben Hill Griffin III beneficially owns 3,599,190 shares of the common stock of the Issuer, of which 3,493,777 shares are directly owned by BHG Investments, in which Mr. Griffin has an indirect controlling interest and shared voting and shared investment power with respect to such shares; an additional 83,349 shares are directly owned by the Griffin Family Limited Partnership, a Florida limited partnership of which Mr. Griffin is a Class A partner and the owner of a controlling interest and with respect to which he has shared voting and shared investment powers; and 22,064 shares underlie stock options granted to and currently exercisable by Mr. Griffin, individually, and with respect to which he is deemed to hold sole voting and investment powers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Previous disclosure unchanged

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Previous disclosure unchanged

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                           /s/ BEN HILL GRIFFIN
                           ----------------------------------------------------
                           Ben Hill Griffin III

                           BEN HILL GRIFFIN, INC.

                           By: /s/ BEN HILL GRIFFIN III
                               ------------------------------------------------
                               Ben Hill Griffin III, Chief Executive Officer

                           BEN HILL GRIFFIN INVESTMENTS, INC.

                           By: /s/ BEN HILL GRIFFIN III
                              -------------------------------------------------
                               Ben Hill Griffin, President

February 25, 2002







                               (Page 6 of 6 pages)